AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

February 26, 2015

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Form 10-K for Fiscal Year Ended September 30, 2014

Filed November 17, 2014

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated January 22, 2015 of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company,” formerly AECOM Technology Corporation).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Period Ended September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition —Results of Operations, page 48

1.              In future filings please ensure that your discussion and analysis of segment results provides investors with an understanding of all material factors contributing to the changes and quantify those changes when providing your analysis. For example, your discussion and analysis of the Professional Technical Services segment’s gross profit states that it decreased as a result of a decline in “revenue in engineering and program management services in the Americas partially offset by the collection of a previously reserved receivable.” If that variance materially impacted the Professional Technical Services segment gross profit, then a thorough explanation of the material factors contributing to the decline in the segment gross profit should be provided in order for investors to fully understand the segment’s operating results. Additionally, please quantify the amount of the previously collected receivable. It appears that amount may be up to $6.8 million based on your Schedule II: Valuation and Qualifying Accounts disclosure on page 118. Therefore, absent its collection it appears that the decrease in the Professional Technical Services segment gross profit would have been greater than the $51.7 million. If the entire remaining change is then attributed to the decline in revenue from the engineering and program management services in the Americas, then it would appear that the gross profit on that piece would have contributed significantly more to the gross profit line ($51.7 million plus the amount of the previously reserved receivable divided by $120 million disclosed on page 49). As such, there appears to be a disproportionate difference when compared to the disclosed gross profit percentage of 8.2% for that segment that should be fully explained. Please provide us with a revised draft of the disclosure that you intend to include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for future filings to ensure that the Management’s Discussion and Analysis section discloses all events, transactions or changes that materially affect its results of operations. The below underlined text reflects the revised language that the Company proposes to include in its next Form 10-K in the Gross Profit discussion for its Design and Consulting Services Segment, formerly the Professional Technical Services Segment, for the year ended September 30, 2014.  Please also note that beginning with the first quarter of the Company’s 2015 fiscal year it no longer discloses “revenue, net of other direct costs” primarily due to the URS Corporation acquisition and therefore the Company has revised the text to reflect this modification.

The decrease in gross profit and gross profit as a percentage of revenue, for the year ended September 30, 2014 was primarily attributable to a decline in revenue in engineering and program management services in the Americas, as discussed above.  Specifically, as a result of the revenue decline, we experienced declines in profitability primarily within our transportation and water-related projects in the Americas.  Additionally, the decrease in gross profit as a percentage of revenue was due to fixed costs in the Americas, including indirect labor, office lease, and business development costs that did not decrease proportionately with revenue.  These decreases were partially offset by the approximately $12 million benefit recognized from the collection of a previously reserved Americas design services-related project receivable.

2.              Similar to our comment 1 above, there appears to be a lack of discussion of your MSS segment’s gross profit change for the year. Specifically you state that MSS segment’s gross profit increased primarily as a result of “a previously reserved Libya — related project receivable offset by decreased services provided to the US government in the Middle East.” Please quantify the amount of the previously reserved Libya related project receivable. Please also confirm whether that amount and the amount of the previously reserved receivable which was discussed in your Professional Technical Services segment in total approximated the $6.8 million disclosed in your Schedule II: Valuation and Qualifying Accounts disclosure on page 118. Finally, please provide an explanation that fully describes why the decrease in services provided to the US Government in the Middle East had such a disproportionate impact on segment gross margin percentage which increased from prior year’s 5.9% to 9.7% as of September 30, 2014. Please provide us with a revised draft of the disclosure that you intend to include in your next Form 10-K. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for future filings to ensure that the Management’s Discussion and Analysis section discloses all events, transactions or changes that materially affect its results of operations. The below underlined text reflects the revised language that the Company proposes to include in its next Form 10-K for the Gross Profit discussion its Management Services Segment, formerly the Management Support Services Segment, for the year ended September 30, 2014.  Please also note that beginning with the first quarter of the Company’s 2015 fiscal year it no longer discloses “revenue, net of other direct costs” primarily due to the URS Corporation acquisition and therefore the Company has revised the text to reflect this modification.

The increase in gross profit and gross profit, as a percentage of revenue, for the year ended September 30, 2014 was primarily due to the approximately $10 million benefit from the collection of a previously reserved Libya-related project receivable~~,~~.  The increase in gross profit was partially offset by decreased services provided to the U.S. government in the Middle East.  The increase in gross profit, as a percentage of revenue, was also due to an increase in the percentage of non-Middle East projects compared to the prior period that provided a higher profit rate than our projects for the U.S. Government in the Middle East.

Note that the Company included the following disclosure in the Management Discussion & Analysis section of its Form 10-Q for the fiscal quarter ended December 31, 2014 in the Gross Profit discussion for its Management Services Segment, formerly the Management Support Services Segment:

The decrease in gross profit, excluding acquired companies, and gross profit, as a percentage of revenue, for the three months ended December 31, 2014 was primarily due to the approximately $10 million benefit recognized in the three months ended December 31, 2013, from the collection of a previously reserved Libya-related project receivable.

The Company also supplementally advises the Staff that the total benefit recognized from the two project receivables discussed in the Company’s response to Question #1 and #2 was approximately $22 million, and is included in the Company’s Schedule II: Valuation and Qualifying Accounts as part of the $38.4 million of “Deductions”.   Amounts included in Other and Foreign Exchange Impact primarily include the effects of acquisitions and foreign exchange.

Note 7- Joint Ventures and Variable Interest Entities, page 85

3.              Per our comment letter dated March 11, 2014, we had requested that you update your future filings to include (a) gross profit, (b) net income and (c) net income attributable to AECOM as is required by Article 1-02(bb)(l)(ii) of Regulation S-X. In your response dated April 11, 2014, you disclose that “…. the operating income the Company discloses in its Joint Ventures and Variable Interest Entity footnote equates to gross profit.” You further disclose that AECOM will include clarifying disclosure in future From 10-Q and Form 10-K filings, as follows:

“Total revenue of the unconsolidated joint ventures was $518.4 million and $527.5 million for the three months ended December 31, 2013 and 2012, respectively. Total gross profit ~~operating income~~, which also materially equates to net income, of the unconsolidated joint ventures was $10.0 million and $11.7 million for the three months ended December 31, 2013 and 2012, respectively.”

We note that in your subsequent Forms 10-Q filed for your first, second and third quarters for fiscal year 2014, the above referenced disclosure was made in your filings. Given the absence of this clarifying information in your current Form 10-K, please tell us whether there may have been any material changes in your unconsolidated joint ventures and the way they operate such that gross profit no longer equates to operating income; and whether that also may not materially equate to net income. If there have been no changes, please update your disclosures in future filings to include similar clarifying language as has been done previously.

As of September 30, 2014, the Company confirms that (1) there were no material changes in the Company’s unconsolidated joint ventures and the way they operate such that gross profit no longer equated to operating income; and (2) total gross profit of the Company’s unconsolidated joint ventures materially equated to net income. As the Staff is aware, however, on October 17, 2014, the Company acquired URS Corporation. URS Corporation has a number of unconsolidated joint ventures, and the Company believes that presentation of additional financial data regarding its unconsolidated joint ventures is now meaningful.  Consequently, the Company added information to the Joint Ventures and Variable Interest Entity footnote in its Form 10-Q for the fiscal quarter ended December 31, 2014, to reflect the following:

Summary of unaudited financial information of the unconsolidated joint ventures is as follows:

	Three Months Ended
	December 31, 2014	December 31, 2013
	(in millions)

Revenue	$1,081.3	$518.4
Cost of revenue	1,027.4	508.4
Gross profit	$53.9	$10.0
Net income	$48.3	$9.2

The Company will include similar disclosures in all future filings in accordance with Article 1-02(bb)(l)(ii) of Regulation S-X, to reflect the above change.

Closing

In accordance with your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-8732 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Stephen M. Kadenacy

Stephen M. Kadenacy

President and Chief Financial Officer

cc:       Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM